EARTHWORKS ENTERTAINMENT, INC.
6467 Zuma View Place
Suite 160
Malibu, CA 90265

October 31, 2005

Via EDGAR
Robert F. Telewicz, Jr.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Earthworks Entertainment, Inc.
Item 4.02 Form 8-K
Filed October 24, 2005
File No. 001-15599

Dear Mr. Telewicz:

I am writing in response to your letter to Earthworks dated October 27, 2005.

Form 8-K

Earthworks has engaged Rosenberg Rich Baker Berman & Company, a PCAOB-registered firm, to re-audit Earthworks’ financial statements for the year ended September 30, 2003 and to re-review Earthworks’ financial statements for the quarter ended December 31, 2003. Rosenberg Rich advises that it expects to have the 2003 audit and its review of the December 31, 2003 statements completed in sufficient time to permit Earthworks to amend those filings prior to December 31, 2005. Earthworks will file the amendments as soon as the opinions of Rosenberg Rich are available.

Robert F. Telewicz, Jr.
October 31, 2005

Earthworks Entertainment, Inc. hereby acknowledges that:

-	Earthworks Entertainment is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Eathworks Entertainment may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peter Keefe

Peter Keefe, CEO
PK:rk

cc (by fax):	Jorge L. Bonilla (SEC)
David Roth (Rosenberg Rich Baker Berman & Company)
Robert Brantl, Esq.